Exhibit 2

URL: http://www.gov.cn/test/2006-02/28/content_213536.htm
Total National Retail Sales and Growth Rate in 2005

(Published by National Bureau of Statistics of China on Feb 28, 2006)

In 2005, the total national retail sales reached RMB 6,717.7 billion, an increase of 12.9% over last year, or a real growth of 12.0% after deducting price factor. Of this total, the total national retail sales of consumer goods in cities stood at RMB 4,509.5 billion, up by 13.6%, and that at county and below county level reached RMB2,208.5 billion, up by 11.5%. Grouped by industries, the retail sales of the wholesale and retail sector reached RMB5,658.9 billion, up by 12.6%; that of the catering industry reached RMB888.7 billion, up by 17.7%; that of other industries reached RMB170.1 billion, up by 0.4%.

Of the sales by wholesale and retail business above designated size, the sales of automobile was up by 16.6%; that of oil and oil products up by 34.4%; that of cultural and office products up by 11.4%; that of communication equipment up by 19.9%; that of household appliances and audio-video equipment up by 14.8%, that of building and decoration materials up by 22.1%; that of daily commodities up by 11.9%; that of furniture up by 13.3%, that of food, drink, tobacco and liquor up by 13.6%; that of garment up by 19.6%, that of cosmetics up by 19.1% and that of gold, silver and jewelries up 13.9%.

Total Retail Sales of Consumer Goods and Growth Rate during the “Tenth Five-year Plan”

( RMB100 Million)